EXHIBIT 99.2

Mercator Minerals Ltd. 1050 – 625 Howe Street Vancouver, BC, Canada V6C 2T6 604.694.0005 (tel) www.mercatorminerals.com

NEWS RELEASE	# 2012-21

Mercator Minerals Announces Mineral Park Credit Facility
Restructuring with C$25 million Bought Deal Equity Financing

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR RELEASE, PUBLICATION, DISTRIBUTION OR DISSEMINATION DIRECTLY, OR INDIRECTLY, IN WHOLE OR IN PART, IN OR INTO THE UNITED STATES.
(All US$ unless otherwise specified)

Vancouver, British Columbia – October 1, 2012– Mercator Minerals Ltd. (TSX:ML) (“Mercator” or “Company”) is pleased to announce that its wholly owned subsidiary, Mineral Park Inc. (“MPI”), and the lenders for the MPI credit facility (“Credit Facility”) have agreed to amend and restructure the Credit Facility and, in conjunction with the restructuring, the Company has entered into an agreement with a syndicate of underwriters who have agreed to purchase, on a bought deal private placement  basis, 48,500,000 common shares of Mercator at a price of $0.52 per common share for gross proceeds of approximately C$25 million (“Offering”).

“We are pleased to have the support of our lenders who recognize Mineral Park’s operating status and long-term viability,” commented D. Bruce McLeod, Mercator’s President & CEO. “The amendment and restructuring of Mineral Park’s debt, along with the proceeds from the bought deal financing and the recently refinanced El Pilar pre-construction credit facility, provides the Company with more appropriate debt structure that reflects its long-life assets and provides a stronger financial foundation in moving forward. Together with all the significant operational improvements made at Mineral Park to date, and the exciting near-term growth potential of El Pilar, we are well positioned to unlock the value within Mercator.”

Amended Credit Facility

The Credit Facility currently includes a term loan that has $61.7 million outstanding and a $30 million revolver loan. Lenders of the Credit Facility have provided MPI with a credit approved term sheet for an amendment and restructuring of the Credit Facility. Highlights of the agreed amendments include:

●	Principal payment holiday for two quarters until June 30, 2013;
●	Consolidation of the existing loans into a single $91.7 million term loan;
●	Extending the scheduled payments for one year until March 31, 2017 and restructuring the amortization schedule so repayments are weighted to the second half of the loan life;
●	No incremental copper or molybdenum hedging required;
●
Until the date that MPI has repaid $30 million of prepayments by way of either the cash sweep or voluntary prepayments, (i) an increase in the cash sweep from 25% to 50%; and (ii) a parent guarantee for all obligations of MPI to the lenders subject to certain carve-outs for any indebtedness, liens, asset disposals as they relate to El Pilar and/or the Pre-Construction Facility;

●	Establishment of: (i) a debt service reserve account with a minimum cash balance equal to the next six months debt service; and (ii) a $3 million maintenance reserve account.

Revision of the Credit Facility is subject to completion of the loan and security documentation and conditions precedent to closing, including a requirement for the Company to raise not less than $20 million (net of fees) to be used to reduce MPI’s working capital deficit (which requirement will be addressed by the Offering). Closing of the amended Credit Facility is expected to occur in the next several weeks. The commitment to restructure the Credit Facility follows an updated review by the lenders’ independent engineers, SRK Consulting (US) Inc.

On September 28, 2012, MPI made its scheduled $4.8 million term loan payment and obtained waivers for certain loan covenant calculations and minimum cash requirements.  Since December 31, 2010, MPI has repaid a total of $47.4 million of debt principal, $38.3 million of which was for the Credit Facilities.

Bought Deal Financing

The Offering will be conducted through a syndicate of underwriters led by Haywood Securities Inc. and RBC Dominion Securities Inc. and including BMO Capital Markets, Canaccord Genuity Corp., Raymond James Ltd. and Paradigm Capital Inc. (collectively the “Underwriters”). The Underwriters will purchase, on a bought deal private placement basis, 48,500,000 common shares at a price of $0.52 per share for gross proceeds of approximately $25 million. The Company has also granted the Underwriters an option to acquire that number of shares, such option to be exercised 24 hours prior to closing, on the same terms and conditions as the Offering, equal to up to an additional 15% of the shares sold under the Offering.

The Company plans to use the net proceeds of the Offering to reduce MPI’s working capital deficit and for general corporate purposes.

The Offering is scheduled to close on or about October 23, 2012 and is subject to certain conditions including, but not limited to, the closing of the amended and restructured Credit Facility, the receipt of all necessary approvals, including the approval of the Toronto Stock Exchange and the securities regulatory authorities and other usual closing conditions, including due diligence.

The securities offered have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”) or any U.S. state securities laws, and may not be offered or sold in the United States or to, or for the account or benefit of, United States persons absent registration or any applicable exemption from the registration requirements of the U.S. Securities Act and applicable U.S. state securities laws. This news release shall not constitute an offer to sell or the solicitation of an offer to buy securities in the United States, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

Cutfield Freeman & Co. Ltd provided strategic advice to Mercator and assisted in the negotiation and implementation of the financing plan.

About Mercator Minerals Ltd.
Mercator Minerals Ltd., a TSX listed Canadian mining company with the potential to have one of the fastest growing base metal profiles in its peer group, is a copper, molybdenum and silver producer with a diversified portfolio of high quality  assets in the USA and Mexico.  Mercator provides investors exposure to current copper, molybdenum and silver production from the large tonnage long life Mineral Park Mine in Arizona, as well as mid-term exposure to potential copper production from its El Pilar deposit in the State of Sonora in northern Mexico and longer term exposure of molybdenum and copper through the potential development of the El Creston deposit also in the State of Sonora in northern Mexico.

For further information please visit www.mercatorminerals.com or contact:
D. Bruce McLeod, P.Eng.	David Jan, CA
President & CEO	Head of Investor Relations & Communications
778.330.1290	778.330.1295
bmcleod@mercatorminerals.com	djan@mercatorminerals.com

On Behalf of the Board of Directors
MERCATOR MINERALS LTD.
D. Bruce McLeod, P.Eng.
President and CEO

Forward Looking Information
This press release contains certain forward-looking information within the meaning of Canadian securities legislation and forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995.  This information and these statements, referred to herein as "forward-looking statements", are not historical facts, are made as of the date of this press release and include without limitation, statements regarding discussions of the Company’s business strategy, future plans, projections, objectives, estimates and forecasts and statements as to management's expectations with respect to, among other things, financing plans, the Credit Facility restructuring, the Offering, the use of proceeds, the completion of the transactions, the ability to obtain regulatory approval, mine operations, projected mine life, and discussions of future plans, projections and objectives.  These forward-looking statements involve numerous risks and uncertainties and actual results may vary. Important factors that may cause actual results to vary include without limitation, certain transactions, certain approvals, unavailability of financing, delays in the receipt of government approvals, and changes in general economic conditions or conditions in the financial markets. In making the forward-looking statements in this press release, the Company has applied several material assumptions, including without limitation, the assumptions that: (1) market fundamentals will result in sustained copper and molybdenum demand and prices; and (2) any financing needed will be available on reasonable terms. The risks and assumptions are described in more detail in the Company’s Annual Information Form, audited financial statements and MD&A for the year ended December 31, 2011 on SEDAR (www.sedar.com). The Company does not assume the obligation to revise or update these forward-looking statements after the date of this news release or to revise them to reflect the occurrence of future unanticipated events, except as may be required under applicable securities laws.